Filed by Metals Acquisition Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Metals Acquisition Corp

Commission File Number: 001-40685

Date: April 21, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 21, 2023

METALS ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40685	98-1589041
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Century House, Ground Floor Cricket Square, P.O. Box 2238 Grand Cayman KY1-1107, Cayman Islands
(Address of principal executive offices, including zip code)

 Registrant’s telephone number, including area code: (817) 698-9901

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	MTAL.U	New York Stock Exchange LLC
Class A ordinary shares included as part of the units	MTAL	New York Stock Exchange LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	MTAL WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed in the Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2022 and on November 28, 2022, Metals Acquisition Corp (“MAC”), Metals Acquisition Corp (Australia) Pty Ltd, an Australian private company and wholly-owned subsidiary of MAC (“MAC-Sub”), Metals Acquisition Limited, a private limited company newly incorporated under the laws of Jersey, Channel Islands (“MAC Limited”), and Glencore Operations Australia Limited (“Glencore”) entered into a Share Sale Agreement (as amended by the Deed of Consent and Covenant, dated as of November 22, 2022, and as may be further amended, supplemented, or otherwise modified from time to time, the “Share Sale Agreement”). Pursuant to the terms of the Share Sale Agreement, among other things, MAC-Sub will acquire from Glencore 100% of the issued share capital of Cobar Management Pty. Limited (“CMPL”), which owns and operates the Cornish, Scottish and Australian mine (the “CSA Mine”) in Cobar, New South Wales, Australia (the “CSA Mine”), and consummate the transactions contemplated thereby (collectively, the “Business Combination”).

On April 21, 2023, MAC, MAC-Sub, MAC Limited and Glencore entered into the CMPL Share Sale Agreement Side Letter (the “Side Letter”). Pursuant to the Side Letter, the Sunset Date (as defined in the Share Sale Agreement) has been extended from April 28, 2023 to June 1, 2023. In addition, MAC, MAC-Sub, and MAC Limited have requested that Glencore procure legal opinions relating to certain of its Related Bodies Corporate (as defined in the Share Sale Agreement). Pursuant to the Side Letter, MAC, MAC-Sub, and MAC Limited agreed to reimburse Glencore for any fees incurred in connection with procuring such legal opinions.

The foregoing description of the Amendment and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated herein by reference.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

For additional information on the proposed Business Combination, see the relevant materials that MAC has filed with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4, which includes a proxy statement/prospectus of MAC. MAC's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed or to be filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the CSA Mine, MAC, New MAC and the proposed Business Combination. After the Form F-4 is declared effective by the SEC, MAC will mail the definitive proxy statement/prospectus and other relevant materials to shareholders of MAC as of a record date to be established for voting on, among other things, the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Mine and anticipated financial impacts and other effects of the proposed business combination, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Share Sale Agreement; the outcome of any legal proceedings that may be instituted against MAC following the announcement of the Share Sale Agreement dated as of March 17, 2022 (as amended by the Deed of Consent and Covenant dated as of November 22, 2022 (the “Share Sale Agreement”); the inability to complete the proposed transaction, including due to failure to obtain financing, approval of the shareholders of MAC, certain regulatory approvals, or satisfy other conditions to closing in the Share Sale Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Share Sale Agreement, or could otherwise cause the transaction to fail to close MAC’s inability to secure the expecting financing for the consideration under the Share Sale Agreement; the inability to obtain or maintain the listing of MAC’s shares following the proposed transaction; the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of MAC for its initial public offering and the preliminary and definitive proxy statements relating to the proposed business combination that MAC intends to file with the SEC, including those under “Risk Factors” therein, and in MAC’s other filings with the SEC. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the preliminary and the definitive proxy statements MAC intends to file with the SEC in connection with MAC’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1	CMPL Share Sale Agreement Side Letter dated as of April 21, 2023, by and among Glencore Operations Australia Pty Limited, Metals Acquisition Corp. (Australia) Pty Ltd, Metals Acquisition Corp and Metals Acquisition limited.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Metals Acquisition Corp

Date: April 21, 2023	By:	/s/ Michael James McMullen
Name: Michael James McMullen
Title: Chief Executive Officer

Exhibit 2.1

21 April 2023

Metals Acquisition Corp. (Australia) Pty Ltd (ACN 657 799 758) (Buyer)

Suite 400, 425 Houston St, Ft Worth, Texas, 76102

Attention: Michael McMullen (Director)

Email: mick.mcmullen@metalsacqcorp.com

Metals Acquisition Corp (Buyer Guarantor)

Suite 400, 425 Houston St, Ft Worth, Texas, 76102

Attention: Michael McMullen (Director)

Email: mick.mcmullen@metalsacqcorp.com

Metals Acquisition Limited (Re-Domiciled Buyer Guarantor)

3rd Floor, 44 Esplanade, St Helier, JE4 9WG, Jersey

Attention: Michael McMullen (Director)

Email: mick.mcmullen@metalsacqcorp.com

Glencore Operations Australia Pty Limited (ACN 128 115 140) (Seller)

Level 44 Gateway, 1 Macquarie Place, Sydney NSW 2000

Attention: Company Secretary

Email: Company.secretary@glencore.com.au

Dear Sirs

CMPL Share Sale Agreement – Side Letter re Legal Opinions and Sunset Date

1	Introduction

We refer to the document entitled ‘CMPL Share Sale Agreement’ dated 17 March 2022 as amended (SSA) between the Buyer, the Buyer Guarantor, Re-Domiciled Buyer Guarantor and the Seller.

Capitalised terms in this letter which are not otherwise defined are to have the meaning given to them in the SSA.

2	Sunset Date

Each party acknowledges and agrees that the reference to “28 April 2023” in the definition of “Sunset Date” in the SSA is deleted and replaced with “1 June 2023”.

3	Legal Services

The Buyer, the Buyer Guarantor, and Re-Domiciled Buyer Guarantor have requested that the Seller procures legal opinions relating to the Seller and certain of its Related Bodies Corporate.

The Seller and its Related Bodies Corporate have engaged each of King & Wood Mallesons (KWM) (Sydney) and Niederer Kraft Frey (NKF) (Switzerland) to provide ‘across the table’ legal opinions to the funders that are providing acquisition funding to the Buyer, the Buyer Guarantor, and Re- Domiciled Buyer Guarantor in connection with its acquisition of Cobar Management Pty. Limited (ACN 083 171 546) (Company) (Legal Services).

4	Payment of Legal Fees

Each party acknowledges and agrees that:

a)	Subject to paragraphs 4(b) and 4(c) of this letter, all costs, fees, disbursements and expenses charged or incurred under or in connection with the provision of the Legal Services (Legal Fees) will be paid for by or on behalf of the Seller and/or the Company to each of KWM and NKF (as applicable).

b)	The Legal Fees must be reimbursed in full by the Buyer, the Buyer Guarantor, and Re-Domiciled Buyer Guarantor to the Seller as follows:

(1)	if all of the Conditions Precedent have been satisfied or waived in accordance with the terms of the SSA, the Legal Fees (expressed as a positive number):

(a)	will be added to, and form part of, the Seller’s calculation of the Estimated Adjustment Amount; and

(b)	will be taken to have been reimbursed on the date of Completion, or

(2)	if the SSA is terminated prior Completion occurring under the SSA, the Legal Fees will be immediately due and payable by the Buyer, the Buyer Guarantor, and Re-Domiciled Buyer Guarantor to the Seller on demand from the Seller.

c)	Any amendment or addition to the Estimated Adjustment Amount pursuant to paragraph 4(b)(1) of this letter above:

(1)	is a valid amendment of the SSA and is made in accordance with clause 23.1 of the SSA; and

(2)	may not be disputed, challenged, amended or varied by or on behalf of the Buyer under clause 10.4 of the SSA or any Independent Expert appointed in connection with clause 10.4 of the SSA.

d)	On request the Seller will provide copies of the invoices relating to the Legal Fees to the Buyer, the Buyer Guarantor, and Re-Domiciled Buyer Guarantor.

5	General

a)	This letter is governed by the law in force in New South Wales, Australia. The parties submit to the non-exclusive jurisdiction of the courts of that place.

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b)	This letter may be signed in counterparts and all such counterparts will, when taken together, constitute one and the same instrument.

6	Acceptance

By countersigning a copy of this letter, each of the Buyer, the Buyer Guarantor, the Re-Domiciled Buyer Guarantor and the Seller acknowledge and agree to the terms of this letter.

EXECUTED as a deed.

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DATED: April 21, 2023

EXECUTED by GLENCORE OPERATIONS
AUSTRALIA PTY LIMITED (ACN 128 115 140)
in accordance with section 127(1)
of the Corporations Act 2001 (Cth) by
authority of its directors:

/s/ Nicholas Talintyre
Signature of director

Nicholas Talintyre
Name of director (block letters)	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	/s/ Jay Jools Signature of director/company secretary* *delete whichever is not applicable Jay Jools Name of director/company secretary* (block letters) *delete whichever is not applicable

EXECUTED by METALS ACQUISITION CORP.
AUSTRALIA PTY LTD (ACN 657 799 758)
in accordance with section 127(1)
of the Corporations Act 2001 (Cth) by
authority of its directors:

/s/ Michael McMullen
Signature of director

Michael McMullen
Name of director (block letters)	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	/s/ Jaco Crouse Signature of director/company secretary* *delete whichever is not applicable Jaco Crouse Name of director/company secretary* (block letters) *delete whichever is not applicable

SIGNED, SEALED AND DELIVERED by Metals Acquisition Corp in the presence of: /s/ Bryony McMullen Signature of witness Bryony McMullen Name of witness (Block Letters)	) ) ) ) ) ) ) ) )	/s/ Michael McMullen Signature of authorised signatory Michael McMullen Name of authorised signatory (Block Letters)

SIGNED, SEALED AND DELIVERED by Metals Acquisition Limited in the presence of: /s/ Bryony McMullen Signature of witness Bryony McMullen Name of witness (Block Letters)	) ) ) ) ) ) ) ) )	/s/ Michael McMullen Signature of authorised signatory Michael McMullen Name of authorised signatory (Block Letters)